                            SUMMARY REPORT
                        OF A COMPLETE APPRAISAL
                                of the
                        Signature Inn - Kokomo
                      4021 South Lafountain Street
                             Kokomo, Indiana








                                 as of
                            February 28, 1996









                                  FOR

                             Mr. Mark Carney
                              Vice President
                         Signature Inn VII Limited
                           One Parkwood Crossing
                            250 East 96th Street
                                 Suite 450
                         Indianapolis, Indiana 46240

March 11, 1996

Mr. Mark Carney
Vice President
Signature Inn VII Limited
One Parkwood Crossing
250 East 96th Street, Suite 450
Indianapolis, Indiana 46240

RE:   Signature Inn-Kokomo
      Kokomo, Indiana

Dear Mr. Carney:

In accordance with the engagement letter dated February 16, 1996, we have appraised the property referenced above. The purpose of this appraisal is to estimate the market value of the going concern of the fee simple estate in the subject, including the furniture, fixtures, and equipment component. The effective date of the value estimate is February 28, 1996, and the appraisal is based upon market conditions as observed on this same date.

Subject to all conditions and explanations contained in this report, it is our opinion that the market value of the fee simple interest of the going concern in the subject (including the contributory value of the existing furniture, fixtures, and equipment), as of February 28, 1996, is:

                   FOUR MILLION EIGHT HUNDRED THOUSAND DOLLARS
                                 $4,800,000

Your attention is called to the Standard and Special Conditions and Certification which follow. This complete appraisal is communicated in a short, summary report format. A more descriptive summary report will follow. This appraisal process and reporting format conforms to the guidelines stipulated by the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice.

Respectfully submitted,

U S  REALTY CONSULTANTS, INC.




- -------------------------     -----------------------------
James A. Powers, MAI, CRE     Robert J.  Feeley, MAI
President                     Vice President
                              Indiana General Appraiser No. CG69201473


- -------------------------
Jeffrey H. Walker, CHSE
Director of Hospitality Development

PROPERTY IDENTIFICATION

The subject consists of a 101-unit, limited-service Signature Inn hotel. The property is located at 4021 South Lafountain Street, Kokomo, Howard County, Indiana. A legal description has been provided and is maintained in our files.

PURPOSE AND FUNCTION OF THE APPRAISAL

The purpose of the appraisal is to estimate the as is market value of the going concern of the fee simple estate in the subject, including furniture, fixtures and equipment (FF and E), subject to the Uniform Standards of Professional Appraisal Practice (USPAP), and Title XI (and amendments) of the Financial Institution Reform Recovery and Enforcement Act of 1989 and 1994 (FIRREA). This report is to be used as an information tool to assist the limited partners regarding the possible acquisition of the property by the general partner.

LEGAL INTEREST APPRAISED

The legal interest appraised herein is the fee simple estate in the land and improvements.

EFFECTIVE DATE OF VALUATION

The appraisal is based upon market conditions as of February 28, 1996, the current date of our market research and property inspection.

DEFINITION OF VALUE

Market value is defined in the Uniform Standards of Professional Practice, 1995 Edition as follows:

     "The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

     1.  Buyer and seller are typically motivated;

     2. Both parties are well informed or well advised, and acting in what they consider their own best interests;

     3.  A reasonable time is allowed for exposure in the open market;

     4. Payment is made in terms of cash in United States dollars or in terms of financial arrangements comparable thereto; and

     5. The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale."

The definition of going-concern value is as follows:

       The value created by a proven property operation; considered as a separate entity to be valued with a specific business establishment.

EXPOSURE TIME AND MARKETING PERIOD

Based upon our investigations, we believe that a marketing and exposure period of less than 12 months is reasonably appropriate.

APPRAISAL DEVELOPMENT AND REPORTING PROCESS

The scope of this appraisal involves the systematic research and analysis necessary to reach a value conclusion for the hotel. The initial step was to inspect the subject, general market area, and neighborhood. Market research included the assembly of data from public records, real estate specialists, governmental entities, real estate publications, as well as owners/investors, management and hotel managers at similar and comparable properties. Information from the market area was collected and studied in order to define the character, composition and the propensity for change in the subject trade area. This information was analyzed to determine the influences which will impact the surrounding market area and the value of the subject property.

After analyzing the macro-environment, research was conducted relevant to the valuation process, including gathering income, expense, capitalization rate, and discount rate data; comparable improved sales; real estate tax, zoning, and flood plain data and any other information pertinent to the valuation of the subject property. This information was reviewed, confirmed when necessary, and analyzed through the approaches to value.

The competitive hotel market was analyzed. Management of most of the competitive hotel properties were interviewed. Improved sale comparables were all analyzed, and where possible were confirmed with either the buyer, the seller or a knowledgeable third party.

Applicability of Approaches: The Income Capitalization Approach was deemed the most applicable method to estimate market value for the subject. The Sales Comparison Approach was utilized to provide an additional point of reference. The Cost Approach has not been completed. Due to the age of the subject, significant depreciation exists, which is difficult and subjective to quantify. In addition, the Cost Approach does not reflect the reasoning or approach taken by an investor for a property of this age and type.

HISTORY OF THE SUBJECT

According to public records, the subject is owned by Signature VII Limited. According to management, the property was constructed by the current owners in 1986. There have been no recorded transfers of the subject since opening. Additionally, there are no current agreements for sale, options, or listings of the subject as of the date of the appraisal.

COMPETENCY OF THE APPRAISERS

U S Realty Consultants, Inc. has performed numerous appraisals and reviews of appraisals on income producing properties such as the subject. Competency has been established in both the property type and geographical area of the subject either through previous engagements or through current research of germane market trends.

REGIONAL ANALYSIS

Projections indicate that growth in Kokomo' population, household income, and retail sales should continue. All of these factors and the solid economic outlook for the area bode well for the prospects of long-term economic growth.


NEIGHBORHOOD ANALYSIS

The subject's surrounding land uses are generally complimentary to the subject's use. The highly developed industrial base provides a strong level of infrastructure to support the hotel.

SITE AND IMPROVEMENT ANALYSIS

The hotel site contains approximately 2.9597 acres and is generally rectangular in shape. The site is near street grade level of US Route 31, with good visibility to the route, and very good access. The subject is located in a B-1 (Retail Business) district within Kokomo. The subject is considered to be a legally conforming land use. According to flood map community panel No. 180414-0042-B dated July 16, 1981, the site is located in a Zone C, an area of minimal flooding. The subject contains 101 guest rooms which are considered to be in above average condition.

COMPETITIVE LODGING MARKET ANALYSIS

Existing Competitive Supply: Based on our research, we have identified a current competitive hotel supply with a total of 451 guest rooms in five lodging facilities (including the subject). The properties are considered competitive due primarily to their location along Route 31 in Kokomo.

Historical Lodging Demand: Based on information compiled by Smith Travel Research, and supported by our own interviews with management of the competitive properties, we have estimated historical market occupancy levels and average daily rates.


                                   Table 1
                      Historical Market Occupancy and ADR
- --------------------------------------------------------------------------------
     Year                          1993      1994      1995
     Estimated Market Occupancy    72%       73%       78%
     Estimated Market ADR          $52.00    $56.00    $59.00



Source: Smith Travel Research and local market interviews. Figures rounded to nearest occupancy point and $.50. Some variances in hotels reporting to STR may occur.

COMPETITIVE POSITION OF SUBJECT PROPERTY

We have assessed the projected competitive position of the subject property as it compares to the defined competitive lodging supply. Table 2 presents the historical occupancy and ADR for the subject.



                                  Table 2
                   Historical Subject Occupancy and ADR
- --------------------------------------------------------------------------------
     Year                          1993           1994           1995
     Subject Occupancy             62.5%          69.3%          81.4%
     Subject ADR                   $49.02         $52.56         $55.06


Source:  Signature Inns

Estimated Occupancy and Average Daily Rate: Based upon the condition of the property, discussion with the property and competitive general managers, and historical and projected occupancy and ADR market trends, we project the subject will achieve a stabilized occupancy of 73% at an ADR of $56.00. The occupancy reflects a downturn in rooms occupied from its 1995 high based upon the opening of the new Holiday Inn Express directly across Route 31, and the Hampton Suites north of the subject. However the stabalized rate is still in excess of 1993 and 1994 performance.

HIGHEST AND BEST USE

There is no alternative, economically feasible use that could justify removal of the existing improvements at this time. Therefore, the highest and best use of the subject, as improved, is the continued use as a limited service hotel. The highest and best use, as vacant, is for development of an economy limited-service hotel.

INCOME CAPITALIZATION APPROACH

Historical financial statements for years 1993 through 1995 were provided by Signature Inns. During the period, the subject's overall financial performance has improved. The income before reserves increased from $370,786 in 1993 to $696,555 in 1995. Top line revenue increased from $1,233,531 in 1993 to $1,790,469 in 1995. Departmental expenses demonstrated a decline as a percentage of total revenue between 1993 and 1995 from 25.1% to 24.3%, while undistributed expenses declined from 39.1% to 32.7%.

We have compared the operating performance of the subject to a 17-property portfolio of Signature Inns, as well as industry standards from the Host Report 1994, published by Arthur Anderson and Smith Travel Research, and Trends Report 1994, published by PKF Consulting. We have utilized the standards for mid-priced, limited-service properties.

Stabilized Operating Statement:   A projected stabilized operating statement
in 1996 dollars is presented on the following page. The estimated cash flow was used to estimate the subject property's market value by direct capitalization.

Valuation Analysis: In developing a capitalization rate for income-producing real estate, factors such as the quality and durability of the estimated income stream were analyzed. We have analyzed current yields and capitalization rates as tracked by the Korpacz Investor Survey, a widely utilized barometer of investment parameters, as well as USRC's internal investment survey. The Korpacz survey indicated a capitalization rate for limited-service hotels in the range of 8% to 18% with an average of 12.53%.


                         STABILIZED OPERATING STATEMENT
                          SIGNATURE INN - KOKOMO
                                  1996 DOLLARS
    OCCUPANCY/ADR  73%            at             $56.00
                                                            PER OCC.
                    AMOUNT         RATIO          AMT\RM    ROOM
     REVENUES:
        ROOMS       $1,507,000     91.8%          $14,921   $56.00
        TELEPHONE       53,823      3.3%              533     2.00
        RENTALS AND
         OTHER INCOME   80,000      4.9%              792     2.97

                    ----------          ------    -------   -------
     TOTAL REVENUE  $1,640,823          100.0%    $16,246   $60.97


     DEPARTMENTAL EXPENSES: (1)
        ROOMS         $369,215           24.5%    $ 3,656   $13.72
        TELEPHONE       34,985           65.0%        346     1.30


TOTAL DEPARTMENTAL    ---------          ------    ------    ------
  EXPENSES          $  404,200           24.6%     $4,002   $15.02

TOTAL OPERATED
INCOME              $1,237,000           75.4%    $12,248   $45.95


UNDISTRIBUTED EXPENSES:
ADMINISTRATIVE
AND GENERAL         $  166,650           10.2%    $ 1,650   $  6.19

MANAGEMENT FEE          65,633            4.0%        650      2.44
MARKETING               73,225            4.5%        725      2.72
FRANCHISE FEES          60,280            3.7%        597      2.24

PROPERTY OPERATION
  AND MAINT.            80,800            4.9%        800      3.00

ENERGY                  68,175            4.2%        675      2.53

                       --------         ------      ------  --------

     TOTAL          $  514,763           31.4%    $ 5,097   $ 19.13


INCOME BEFORE FIXED
  CHARGES           $  722,000           44.0%    $ 7,151   $ 26.82


FIXED CHARGES:
 REAL ESTATE
 AND PROPERTY TAXES $   51,611            3.1%    $   511   $   1.92
 BUILDING AND
  CONTENTS INSURANCE    21,210            1.3%        210       0.79


                      ---------         ------    --------  ---------


TOTAL FIXED CHARGES $   72,821            4.4%    $   721      $2.71


INCOME BEFORE
 RESERVE            $  649,000           39.6%    $ 6,430   $  24.12


RESERVE FOR
  REPLACEMENT       $   65,633            4.0%    $   650      $2.44


                    ----------          ------    --------  ---------
INCOME BEFORE
OTHER
DEDUCTIONS (2)     $  583,000            35.5%    $ 5,772   $  21.68




     NOTES:

     (1) Each departmental expense ratio is based on the department's estimated revenue and does not add to the total departmental expense ratio.

     (2) Income before other fixed charges such as interest, amortization, depreciation, and income taxes.

     Note:      This statement is based upon a room inventory of:     101

     THIS STATEMENT SHOULD BE READ SUBJECT TO THE COMMENTS CONTAINED IN THE ATTACHED REPORT

Based on the aforementioned analysis, we have estimated that a direct capitalization rate of 12.25% is appropriate to convert the stabilized net operating income into an indication of market value. The result of this procedure, using the market-driven capitalization rate of 12.25% is presented in the following calculation.

$583,000 net operating income / 12.25% capitalization rate    =  $4,759,184
                                     or
                            $4,800,000 (rounded)

Based on the above analyses, we estimate that the market value of the fee simple estate of the going concern of the subject property via the Income Capitalization Approach (including the contributory value of the FF and E) as of February 28, 1996 is:

                  Four Million Eight Hundred Thousand Dollars
                                $4,800,000

SALES COMPARISON APPROACH

Two techniques were utilized in this valuation approach. First, a Linear Regression Analysis is presented to demonstrate that sale price is a function of income. Next, an Effective Rooms Revenue Multiplier is developed, which adjusts the sale prices of the comparables based on differences in rooms revenue. A total of 63 hotel sales were utilized as comparable data. Based upon a regression analysis of the data, regression formulas were developed.

Linear Regression Analysis: Based on this information, REVPAR is a significant variable driving the value of hotels. Although differences in physical characteristics exist, they only affect value to the extent that they affect room rates and revenue. The regression formula for the subject indicated a value of $4,500,000.

Net income per room is also a significant variable driving the value of hotels. Although differences in physical characteristics exist, they only affect value to the extent that they affect room rates, revenue, and expenses. The regression formula for the subject indicated a value of $4,800,000.

Effective Rooms Revenue: The ERRM is a factor derived by dividing the sales price of the comparable sale by the rooms revenue (number of guest rooms available annually multiplied by the average daily room rate times the occupancy factor). As with the above approach, room revenue projections for the first stabilized year were utilized to reflect the buyer's anticipation of rooms revenues at the time of purchase.

The mean of the comparable sales' ERRM is 2.68 while the they ranged between
1.10 and 4.15. To supplement this information, we have turned to USRC's internal study that was performed in the Spring of 1995. This survey indicated ERRMs ranging from 1 to 5, with an average of 2.7. The average of this survey generally supports the average of the reported sales.

The ERRM was applied to the rooms revenue estimate from the first stabilized year of our analysis. Based on the foregoing analysis, and in consideration of the historical and projected performance of the subject, we have estimated an ERRM of 2.8 to be most appropriate for the subject. Applying this range to the effective room revenue estimate during the first stabilized year yields the following:

               $1,507,000 rooms revenue X 2.8 ERRM = $4,219,600

                            Rounded to $4,200,000

Correlation of Sales Comparison Approach: An analysis of the correlation coefficient (R squared, or a measure of reliability), indicated the greatest correlation (.874) for the net income per room analysis. Accordingly, we have relied most heavily on this analysis, with the ERRM as an additional point of reference. It is our opinion that the market value of the going concern of the fee simple estate, as indicated by the Sales Comparison Approach, in the subject (including the contributory value of the furniture, fixtures, and equipment), as of February 28, 1996, 1995 is:

                 Four Million Eight Hundred Thousand Dollars
                                 $4,800,000


RECONCILIATION

Two of the traditional approaches to value -- Income Capitalization Approach and the Sales Comparison Approach -- were used to estimate the market value of the subject property. These two approaches represent alternative ways of viewing market phenomena.

We have relied most heavily on the value estimate produced by the Income Capitalization Approach. The Sales Comparison Approach provides additional support for the conclusion. Subject to all conditions and explanations contained in this report, it is our opinion that the market value of the fee simple interest of the going concern in the 101-room subject (including the contributory value of the existing furniture, fixtures, and equipment), expressed in terms of financial arrangements equivalent to cash, as of February 28, 1996, is:

                     FOUR MILLION EIGHT HUNDRED THOUSAND DOLLARS
                                  $4,800,000




The contributory value of the FF and E, based upon this analysis, included in the estimated value of the property, is $353,500, or rounded to $350,000.

We certify to the best of our knowledge and belief

- -     The statements of fact contained in this report are true and correct.

- -      The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are our personal, unbiased professional analyses, opinions, and conclusions.

- -     We have no present or prospective interest in the property that is the subject of this report, and we have no personal interest or bias with respect to the parties involved.

- -      This appraisal assignment was not based on a requested minimum valuation, a specific valuation, or the approval of a loan.

- -      Our compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event.

- -      Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.

- -      We certify that, to the best of our knowledge and belief, the reported analyses, opinions and conclusions were developed, and this report has been prepared in conformity with the requirements of the Code of Professional
Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute.

- -       We certify that the use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

- -      As of the date of this report, James A. Powers, MAI, and Robert J.
Feeley, MAI have completed the requirements of the continuing education program of the Appraisal Institute

- -       Jeffrey H. Walker has made a personal inspection of the property that is the subject of this report. James A. Powers and Robert J. Feeley have not inspected the property.

- -      No one other than the undersigned provided significant professional assistance to the person(s) signing this report.


- ---------------------------          ----------------------------
James A. Powers, MAI, CRE            Robert J. Feeley, MAI
                                     Indiana Cert. Appraiser No. CG69201473


- ---------------------------
Jeffrey H. Walker, CHSE

COMPANY PROFILE
- -------------------

U S Realty Consultants, Inc. (Usrc) was originally formed in January of 1983 as a Columbus-based firm specializing in commercial real estate appraisal and market analysis. With regional offices located in Atlanta, Georgia and Chicago, Illinois, Usrc has now grown to be one of the premier real estate appraisal and consulting practices in the United States.

As we continue our phenomenal growth, our professionals continue to be involved in literally hundreds of assignments annually, involving millions of dollars of real estate. Our practice now includes three major areas of services to the real estate industry: Hospitality and Resort Industry Services, Golf and Country Club Services, and Real Estate Appraisal Services.

- - Hospitality and Resort Industry Services - Evolving from a diversified background of hospitality and resort market analysts, appraisers, and operational specialists, Usrc has established a hospitality and resort consulting practice second to none. Our professionally-trained hoteliers, resort, and golf course specialists, all having achieved outstanding academic credentials, have over forty combined years of industry experience. However, our constant involvement in the consulting and appraising of hotels, motels, restaurants, resorts, and golf courses have enabled us to be current with, as well as adaptive to, the ever-changing dynamics of the industry. As a result, our professionals combine current and in-depth industry experience with strong analytical and communication skills to yield practical and effective results tailored to the specific engagement, thus providing our clients the best in hospitality and resort consulting services.

- -   Real Estate Appraisal Services - Usrc is unique in that it was part of a movement to pioneer the development of a national real estate appraisal practice. We specialize in the valuation of real estate portfolios, which are disbursed both geographically and by property type. Our valuation expertise is in commercial real estate with emphasis on office, industrial, retail, mixed-use, hotel, resort, golf course, other special-use, and multifamily projects. These characteristics qualify us as one of the leading appraisal organizations in the nation.

- -   Golf and Country Club Services - Usrc has recently developed a burgeoning practice devoted to golf-related and recreational facilities. The services offered under this practice include valuation and consultation for private country clubs, daily-fee golf courses, surrounding residential development, and resort destinations.

The rapid expansion of Usrc's experience and capabilities closely parallels the growth and ever-changing requirements of the clients we serve. The Firm's emphasis on programs of professional learning ensure that industry requirements are being met by our people. Clients become the beneficiaries of this continually expanding knowledge. Many Usrc individuals also serve on senior committees of national and state professional societies and associations, enabling them to stay current with developing trends in the profession and to participate in framing new rules and standards.

Usrc's clients benefit from the advantage of working with a local firm, yet have access to the experience and much of the resources of a national firm. With 20 professional staff members -five holding the coveted designation, Member of the Appraisal Institute (MAI) -and five specifically trained in the analysis of hotels, restaurants, resorts, and golf courses - and growing, we are determined to provide the "quality client service" that our customers expect.

U S Realty Consultants, Inc., with over 55 combined years of real estate valuation experience, serves many of the nation's most prominent pension funds, investment managers and advisors, life insurance companies, financial institutions, and governmental agencies providing quality appraisal and litigation support services in relation to their real estate needs.


Some of the more significant marketplaces in which Usrc holds experience and important local market knowledge include:



          Albuquerque         Fort Worth          Portland, OR
          Aspen               Houston             Providence
          Atlanta             Indianapolis        Raleigh
          Austin              Kansas City         Sacramento
          Birmingham          Los Angeles         San Diego
          Boston              Louisville          San Francisco
          Charlotte           Minneapolis         San Jose
          Chicago             Milwaukee           Seattle
          Cincinnati          Nashville           St. Louis
          Cleveland           New Orleans         Tampa
          Colorado Springs    Oakland             Toledo
          Columbus            Orlando             Toronto, Ontario
          Dallas              Philadelphia        Washington, D.C.
          Dayton              Phoenix             West Palm Beach
          Denver              Pittsburgh          Wilmington
          Des Moines          Portland, ME        Caribbean
          Detroit


SELECT LIST OF
INSTITUTIONAL REAL ESTATE
APPRAISAL CLIENTS
- -------------------------

Governmental Agencies
- ---------------------

Resolution Trust Corporation
Department of Justice
Federal Deposit Insurance Corporation


Pension Funds
- -------------
California Public Employees' Retirement System
Police and Fireman's Disability and
  Pension Fund of Ohio
Public Employees' Retirement
  Association of Colorado
School Employees Retirement System of Ohio
State Teachers' Retirement System of Ohio
V.I.B. (Dutch Pension Fund)


Investment Managers/Advisors
- ----------------------------
Alex. Brown Kleinwort Benson Realty Advisors
AMB Institutional Realty Advisors
Balcor Management Services
Financial Security Assurance, Inc.
Greystone Realty Advisors
Goldman, Sachs and Company
Holiday Corporation
Jacques and Kurdziel (represent Dutch Pension Fund)
J.P. Morgan Investment Management, Inc.
Karsten Realty Advisors
LandG Realty Advisors
Meyer Asset Management, Inc.
MIG Realty Advisors, Inc.
Paine Webber
Schroder Real Estate Associates
SBC Asset Management, Inc.
WF Advisors, Inc.
The Yarmouth Group, Inc.

Law Firms
- ---------

Baker and Hostetler
Benesch, Friedlander, Coplan and Aronoff
Bricker and Eckler
Climaco, Climaco, Seminatore,
  Lefkowitz and Garofoli Co.
Connelly, Soutar and Jackson
Frost and Jacobs
Holt, Ney, Zatcoff and Wasserman
Isaac, Brant, Ledman and Becker
McNamee, Hosea, Jernigan and Scott
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C.
Rendigs, Fry, Kiely and Dennis
Smith and Hale
Squire, Sanders and Dempsey
Teaford, Rich, Coffman and Wheeler
Testa, Hurwitz and Thibeault
Wesp and Osterkamp


Financial Institutions
- ----------------------

Bank of America
Bank of Boston
Bank of Nova Scotia
Bank One Trust
Bank Texas
Chemical Bank
Citicorp Real Estate
Continental Bank
Diamond Savings and Loan Association
Fifth Third Bank
First Interstate Bank
First National Bank of Chicago
First Republic Bank of Dallas
First Wisconsin National Bank
Fleet National Bank
Gill Savings Association
Great Atlantic Savings Bank
Huntington National Bank
INB Mortgage Corporation
Michigan National Bank
Mitsubishi Bank
National City Bank
NationsBank
Savings of America
Security Pacific
Star Bank
Wachovia Bank and Trust Company
Wells Fargo Real Estate Group

Life Insurance Companies
- ------------------------

Lincoln National Life
Metropolitan Life Insurance
Minnesota Mutual Life Insurance Company
Mutual Benefits Life
New York Life Insurance Company
The Principal Financial Group
Travelers Realty Investment Company

PROFESSIONAL
STAFF
QUALIFICATIONS
- ---------------------







JAMES A.
POWERS, MAI, CRE

PRESIDENT


James Powers is the founder and President of U S Realty Consultants, Inc., overseeing the company from its inception in 1983. Mr. Powers in now actively involved in the valuation of all income-producing property types, including multi-property portfolio appraisal. In addition, he is called upon to provide expert witness testimony in courts throughout the country. Mr. Powers is a specialist in the securitization of real estate through Real Estate Investment Trusts.

Mr. Powers received his MAI designation from the Appraisal Institute in 1974, and is a Certified General Appraiser in the State of Ohio.



Education
- ---------

Bachelor of Science (Major:  Engineering), United States
  Military Academy, West Point, New York, 1960
Instructor, Lecturer, Real Estate Appraisal
  and Investment Topic
Chairman, Education Committee, Columbus Board of
  Realtors, 1971 - 1972



Professional Affiliations
- -------------------------

Member, Counselors of Real Estate
Appraisal Institute
  Director, Ohio Chapter 1988
Society of Real Estate Appraisers:
  Past President, Columbus Chapter 1978 - 1979
American Society of Appraisers:
  Past President, Columbus Chapter 1974 - 1975
National Association Review Appraisers
National Association of Real Estate Boards
Ohio Association of Real Estate Boards
Columbus Board of Realtors
Real Estate Securities and Syndications Institute
National Association Corporate Real Estate Executives
Past Chairman, St. Ann's Hospital Board of Trustees, during the Concept and Implementation Phase of the Hospital's relocation and redevelopment.

ROBERT J.
FEELEY, MAI


VICE PRESIDENT

Robert J. Feeley, MAI is Vice President of U S Realty Consultants, Inc.. He joined the firm in January, 1984 shortly after the firm's inception in 1983. Mr. Feeley's experience includes appraisal and portfolio analysis of investment-grade real estate, valuation of participating debt instruments, appraisal services for asset valuation and loan underwriting of FSLIC- and FDIC-insured institutions, and third-party appraisal reviews.

Mr. Feeley has extensive experience in the appraisal of both CBD and suburban office buildings, apartments, office/warehouse, hotel, retail centers ranging from neighborhood centers to regional malls, marinas and mixed-use properties. He has been a member of the Appraisal Institute since 1993.

Education
- ---------

Bachelor of Science, The Ohio State University, 1979
Master of Business Administration with emphasis in real estate, The Ohio State University, 1983

Various Seminars and Programs sponsored by:

          The Appraisal Institute
          The Society of Real Estate Appraisers

Delegate to the 1988 and 1989 Young Advisory Council of the Society of Real Estate Appraisers

Professional Affiliations
- -------------------------

Appraisal Institute

State Certification
- -------------------
Mr. Feeley holds certification as a General Real Estate Appraiser in the following states:

          State of Indiana, July 1992
          State of Kentucky, June 1993
          State of Ohio, July 1991

JEFFREY H.
WALKER, CHSE

DIRECTOR
HOSPITALITY
DEVELOPMENT


Jeffrey Walker joined the firm in 1992, serving as Director of Hospitality Development. Mr. Walker's previous experience includes various hotel and restaurant positions. Most recently he served as Director of Sales and Marketing with Hyatt Hotels Corporation, where he received the "Hyatt Director of Sales of the Year" award in 1991.

Mr. Walker is now involved in consulting work for lenders, owners, developers and operators. His areas of specialization include hotel marketing consulting, operational review, market study and analysis, yield management, and advertising and public relations support for hotels.


Education
- ---------
Bachelor of Science, James Madison University, 1985

Completed credit requirements for the following AI courses:

          1A1  Real Estate Appraisal Principles

Various Seminars and Programs sponsored by:
          The Appraisal Institute
          The Ohio Hotel and Motel Association
          The Ohio Restaurant Association


Professional Affiliations
- -------------------------

Ohio Hotel and Motel Association, Allied Board of
  Directors
Columbus Hotel and Motel Association, member
Hotel Sales and Marketing Association, International,
  member
Greater Washington (D.C.) Society of Association
  Executives, 1988-92

STANDARD CONDITIONS

     The following Standard Conditions apply to real estate appraisals by U S Realty Consultants, Inc. Appraisals are performed and written reports are prepared by, or under the supervision of members of the Appraisal Institute in accordance with the Institute's Standards of Professional Practice and Code of Professional Ethics.

No opinion is rendered as to property title, which is assumed to be good and marketable. Unless otherwise stated, no consideration is given to liens or encumbrances against the property. Sketches, maps, photos, or other graphic aids included in appraisal reports are intended to assist the reader in ready identification and visualization of the property and are not intended for technical purposes.

Appraisal reports may contain prospective financial information, estimates, or opinions to represent the appraisers' view of reasonable expectations at a particular point in time, but such information, estimates, or opinions are not offered as predictions or as assurances that a particular level of income or profit will be achieved, that events will occur, or that a particular price will be offered or accepted. Actual results achieved during the period covered by our prospective financial analyses will vary from those described in our report, and the variations may be material.

It is assumed that legal engineering, or other professional advice, as may be required, has been or will be obtained from professional sources and that the appraisal report will not be used for guidance in legal or technical matters such as, but not limited to, the existence of encroachments or easements or other discrepancies affecting the legal description of the property. It is assumed that there are no concealed or dubious conditions of the subsoil or subsurface waters including water table and flood plain, unless otherwise noted. We further assume no regulations of any government entity control or restrict the use of the property unless specifically referred to in the report. It is assumed that the property will not operate in violation of any applicable government regulations, codes, ordinances, or statutes.

In the absence of competent technical advice to the contrary, it is assumed that the property being appraised is not adversely affected by concealed or unapparent hazards such as, but not limited to, asbestos, hazardous or contaminated substances, toxic waste, or radioactivity.

The report and the final estimate of value and prospective financial analyses included in it are intended for the information of the person or persons to whom they are addressed, solely for the purposes stated, and should not be relied upon for any other purpose. Permission will be granted only upon meeting certain conditions.

Information furnished by others is presumed to be reliable, and where so specified in the report, has been verified; but no responsibility, whether legal or otherwise, is assumed for its accuracy, and it cannot be guaranteed as being certain. No single item of information was completely relied upon to the exclusion of other information.

Appraisal assignments are accepted with the understanding that there is no obligation to furnish services after completion of the original assignment. If the need for subsequent services related to an appraisal assignment (for example, testimony, updates, conferences, reprint or copy services) is contemplated, special arrangements acceptable to U S Realty Consultants, Inc. must be made in advance.

No significant change is assumed in the supply and demand patterns indicated in the report. The appraisal assumes market conditions as observed as of the current date of our market research stated in the letter of transmittal. These market conditions are believed to be correct; however, the appraisers assume no liability should market conditions materially change because of unusual or unforeseen circumstances.

The valuation applies only to the property described and for the purpose so stated and should not be used for any other purpose. Any allocation of total price between land and the improvements as shown is invalidated if used separately or in conjunction with any other report.

Neither the report nor any portions thereof (especially any conclusions as to value, the identity of the appraisers or U S Realty Consultants, Inc, or any reference to the Appraisal Institute or the MAI designation) shall be disseminated to the public through public relations media, news media, sales media or any other public means of communication without the prior written consent and approval of the appraisers and U S Realty Consultants, Inc.

The date of the valuation to which the value estimate conclusions apply is set forth in the letter of transmittal and within the body of the report. The values are based on the purchasing power of the United States dollar as of that date.

It should be specifically noted by any prospective mortgagee that the appraisal assumes that the property will be competently managed, leased, and maintained. by financially sound owners over the expected period of ownership. This appraisal engagement does not entail an evaluation of management's or owner's effectiveness, nor are we responsible for future marketing efforts and other management or ownership actions upon which actual results will depend.

The Americans with Disabilities Act (ADA") became effective January 26, 1992. We will not be responsible for conducting a specific compliance survey and analysis of this property to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA, could reveal that the property is not in compliance with one or more of the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since we will have no direct evidence relating to this issue, we will not be considering possible noncompliance with the requirements of ADA in estimating the value of the property.

It is strongly recommended that the reader should rely upon only authorized copies of this report. Authorized copies are printed on recycled grey paper and contain original U S Realty Consultants, Inc. letterhead. Our letterhead is printed with grey ink on an evenly shaded grey background. All original signatures are in blue ink. Any copy that does not have the above is unauthorized and may have been altered. If the reader is uncertain as to the authenticity of this report, please contact U S Realty Consultants, Inc. at
(614) 221-9494.

SPECIAL CONDITIONS

It is assumed that qualified professional hospitality management with demonstrated expertise in management of hotels operating in the market will operate the subject. It is assumed that adequate funds will be available for upkeep and repair of the facility.

It is assumed that the subject will continue to operate as a Signature Inn or similar chain affiliation with access to a reservation system. We have assumed that competent and efficient management of the hotel will be in place. We have assumed that a strong marketing effort will be put forth by the management of the motel.

Historical revenues and expenses of the subject have been provided by Signature Inns. We have used these unaudited financial statements in developing our bases for the prospective financial analysis contained in the Income Capitalization Approach. We based our analysis on 1993 through 1995 year end financial statements. All financial information provided to us is assumed to be accurate, and we bear no responsibility for inaccuracies that may exist.

We have not been provided with a detailed environmental assessment of the subject. During our inspection, there were no visible signs of contamination at the property that would indicate possible environmental hazards.

U S Realty Consultants, Inc. has no expertise in evaluation of environmental hazards, and therefore expresses no independent opinion as to the existence thereof. If environmental hazards, such as asbestos or other forms of contamination of the ground or improvements are subsequently found to exist, the negative impact on the estimate of market value for the property could be substantial.